New appointment of Chief Executive Officer

Date of events: 2014/01/28

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, research and development officer, or internal audit officer): CEO

2.	Date of occurrence of the change: 2014/01/28

3.	Name, title, and resume of the replaced person: Yen-Song Lee, Chairman and CEO of Chunghwa

Telecom, served as the president of the Company; Ph. D. degree in Information Engineering from National Chiao Tung University.

4. Name, title, and resume of the replacement: Rick L. Tsai, Chairman and CEO of TSMC Solar and TSMC Solid State Lighting, served as the President of New Businesses TSMC; Ph. D. degree in Material Science and Engineering Cornell University, Ithaca, NY, USA.

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):new replacement

6.	Reason for the change: retirement

7.	Effective date: 2014/01/28

8.	Any other matters that need to be specified: None